July 24, 2018

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Premier Financial Bancorp, Inc.
           Registration Statement on Form S-4
           File No. 333-226204
                       Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Premier Financial Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 11:00 a.m., Washington, D.C. time, on Friday, July 27, 2018, or as soon thereafter as practicable.

            Please direct any questions regarding this request to Thomas J. Murray (304-691-8398; thomas.murray@dinsmore.com) of Dinsmore & Shohl LLP.  In addition, please notify Mr. Murray when the request for acceleration has been granted.

Thank you for your assistance.

Very truly yours,

/s/ Robert W. Walker

Robert W. Walker
President and Chief Executive Officer